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SEC FILE NUMBER
0-24743

CUSIP NUMBER
119848 10 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Bell Microproducts Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1941 Ringwood Avenue

Address of Principal Executive Office (Street and Number)
San Jose, CA 95131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company’s Audit Committee has previously concluded that certain of the Company’s prior period financial statements should no longer be relied upon and should be restated. The matters giving rise to the restatement are described in detail below. Additionally, a special committee of the Company’s board of directors has been appointed to review the Company’s stock option practices and such review is ongoing. Other than as noted below, work on the restatement has been substantially completed. However, due to continued work on the restatement, the stock option review, and work required to complete the Company’s financial statements as of December 31, 2006, the Company is unable to file its Form 10-K for the year ended December 31, 2006 within the prescribed period.
On November 3, 2006, the Company’s audit committee and board of directors jointly determined that the Company’s historical financial statements contained a material error with respect to a 2004 acquisition of a foreign business and, in particular, the accounting treatment for the contingent consideration paid as part of the transaction. In fiscal years 2004 and 2005, the Company had inappropriately accounted for the contingent consideration as additional purchase price and recorded the related “earnout” payments as additional goodwill, while these amounts should have been correctly accounted for as compensation expense. The Company will be correcting this error in its financial statements and financial information for the third and fourth quarters of 2004, the first, second, third and fourth quarters of 2005, the first and second quarters of 2006 and annual periods ended December 31, 2004 and 2005 Further, the Company concluded there was an error in the Company’s accounting for social taxes in Brazil related to the July 2005 acquisition of its Brazilian subsidiary and the failure to further accrue a liability and recognize expense for such taxes subsequent to the July 2005 acquisition. The Company will be correcting this error in its financial statements and financial information for the third and fourth quarters of 2005, the annual period ended December 31, 2005 and the first and second quarters of 2006 to accrue certain employment tax expenses of its Brazilian subsidiary. The Company has concluded that the misapplication of generally accepted accounting principles relating to the purchase accounting for acquisitions that led to these errors constitutes a material weakness in the Company’s internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
Also, the Company has previously concluded that its historical financial statements from 2000 to the second quarter of 2006 contained material errors due to an error in accounting for the foreign currency translation adjustments for the goodwill of a foreign subsidiary. The Company has subsequently concluded that the financial statements for all periods subsequent to fiscal 1999 should no longer be relied upon and that the control deficiency that led to the errors constitutes a material weakness in the Company’s internal control over financial reporting.
The Company is also currently evaluating the manner in which it recorded foreign currency cash flows during prior reported periods from 2004 through June 30, 2006. Other than the ongoing stock option review described below, the foreign currency cash flow evaluation represents the only known work left to be completed on the restatement. As the Company continues to work toward completion of the restatement, it is possible that additional accounting errors may be identified.
The Company is also evaluating its internal audit processes and procedures to determine whether any additional material weaknesses or a pervasive control deficiency exists in the Company’s control environment.
Additionally, a special committee of the board of directors has been appointed to conduct an evaluation of the Company’s stock option practices with the assistance of independent counsel and independent accounting consultants. The Company expects that accounting adjustments may be necessary but is unable to quantify the magnitude of any such charges until the independent review is completed.
Until all work on the restatement and the stock option review is completed, the Company will not be able to file its Annual Report on Form 10-K for the period ended December 31, 2006, nor its Quarterly Report on Form 10-Q for the period ended September 30, 2006. While the Company is diligently addressing these issues, it does not expect that the filing of its Annual Report on Form 10-K for the period ended December 31, 2006 will be made within the time period specified in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James E. Illson, COO, President of Americas & CFO	408	451-9400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The following reports have not been timely filed: Quarterly Report on Form 10-Q for quarter ended September 30, 2006, as well as a Form 8-K dated November 3, 2006 that was not timely filed due to technical problems, for which a date adjustment has been requested.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes* ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company’s Audit Committee has previously concluded that certain of the Company’s prior period financial statements should no longer be relied upon and should be restated. Additionally, a special committee of the Company’s board of directors has been appointed to review the Company’s stock option practices and such review is ongoing. Because of the continuing work on foreign currency cash flows, the stock option review, and work required to complete the Company’s financial statements as of December 31, 2006, the Company is unable at this time to provide a reasonable estimate of the change in results of operations to be reflected by the earnings statements. Please see the attachment to Part III for further discussion of the restatement and the stock option review.

Bell Microproducts Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ James E. Illson

James E. Illson, COO, President of Americas & CFO